F O R M    4

	U.S. SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549
	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940

[] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).


1.	Name and Address of Reporting Person*

		Astoria Capital Partners, L.P.
		6600 SW 92nd Avenue, Ste. 370
		Portland, Oregon  97223

2.	Issuer Name and Ticker or Trading Symbol

		Synagro Technologies, Inc.

3.	IRS Identification Number of Reporting Person, if an Entity
(Voluntary)

		94-3160631

4.	Statement for Month/Year

		November 2001

5.	If Amendment, Date of Original (Month/Year)



6.	Relationship of Reporting Person to Issuer
	(Check all applicable)

	[]	Director					[X]	10% Owner
	[]	Officer (give title below)	[]	Other (specify below)


7.	Individual or Joint/Group Filing
	(Check applicable line)

	[X]	Form filed by one Reporting Person
	[]	Form filed by more than one Reporting Person

*If the Form is filed by more than one Reporting Person, see
Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


	Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)

		Common Stock, $.002 par value

	2.	3.		4.
				Securities Acquired (A) or Disposed
	Transaction	Transaction	of (D) (Instr. 3, 4 and 5)
	Date M/D/Y	Code	V	Amount	A or D	Price

	11-06-01	S		7300	D	1.97
	11-06-01	S		16900	D	1.97
	11-06-01	S		27100	D	1.97
	11-06-01	S		6500	D	1.97
	11-06-01	S		9100	D	1.97
	11-06-01	S		38100	D	1.97
	11-06-01	S		35300	D	1.97
	11-07-01	S		1900	D	1.86
	11-07-01	S		1000	D	1.86
	11-07-01	S		1000	D	1.86
	11-07-01	S		2000	D	1.86
	11-07-01	S		20000	D	1.86
	11-07-01	S		1100	D	1.86
	11-08-01	S		6900	D	1.76
	11-08-01	S		15500	D	1.76
	11-08-01	S		7800	D	1.76
	11-08-01	S		9800	D	1.76
	11-15-01	S		2400	D	1.91
	11-15-01	S		8500	D	1.91
	11-15-01	S		5900	D	1.91
	11-16-01	S		900	D	1.93
	11-16-01	S		8500	D	1.93
	11-16-01	S		2500	D	1.93
	11-16-01	S		100	D	1.93

5.	Amount of Securities Beneficially Owned at End of Month
(Instr. 3 and 4)

		2,134,100

6.	Ownership Form:  Direct (D) or Indirect (I)
	(Instr. 4)

		D

7.	Nature of Indirect Beneficial Ownership
	(Instr. 4)




	Table II -- Derivative Securities Acquired,
	Disposed of, or Beneficially Owned
	(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)



2.	Conversion or Exercise Price of Derivative Security



3.	Transaction Date (Month/Day/Year)



4.	Transaction Code (Instr. 8)

	Code
		V

5.	Number of Derivative Securities Acquired (A) or
	Disposed of (D)
	(Instr. 3, 4 and 5)



6.	Date Exercisable and Expiration Date (Month/Day/Year)



7.	Title and Amount of Underlying Securities (Instr. 3 and 4)



8.	Price of Derivative Security (Instr. 5)



9.	Number of Derivative Securities Beneficially Owned at
	End of Month (Instr. 4)



10.	Ownership Form of Derivative Security:  Direct (D) or
	Indirect (I) (Instr. 4)



11.	Nature of Indirect Beneficial Ownership (Instr. 4)




Explanation of Responses:





				ASTORIA CAPITAL PARTNERS, L.P.



				/s/ Richard W. Koe        	May 10, 2002
				Richard W. Koe 	Date
				General Partner of
				Astoria Capital Partners, L.P.

**Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C.
78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see
Instruction 6 for procedure.

(..continued)




	-1-